Mail Stop 4561

December 14, 2005

Steven R. Delmar
Chief Financial Officer
ACE*COMM Corporation
704 Quince Orchard Road
Gaithersburg, MD 20878

   Re: **ACE*COMM Corporation**
       Registration Statement on Form S-3
       Filed November 16, 2005
       File No. 333-129731

Dear Mr. Delmar:

   We have limited our review of your registration statement to the matters addressed in the comments below. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Selling Stockholders, page 8

1. Revise to disclose the individual or individuals who exercise the voting and/or dispositive control with respect to the shares to be offered for resale by Enable Growth Partners. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual. Please revise to confirm that the natural persons named in

footnotes (6), (9) and (10) exercise voting and/or dispositive control with respect to the shares offered for resale by DKR SoundShore Oasis Holdings Fund Ltd., Smithfield Fiduciary LLC, and Harborview Master Fund LP. Since it appears that the disclosure provided in footnote (8) is more than nine months old, please update to provide natural person disclosure for Omicron Master Trust as of the most recent practicable date.

2. Tell us whether any of the selling stockholders are affiliates of registered broker dealers. If so, expand the prospectus to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Incorporation of Certain Documents by Reference, page 12

3. Revise to also incorporate by reference your Form 10-K for the fiscal year ended June 30, 2005, filed on August 31, 2005, as well as the amendment to your Form 10-K filed on September 28, 2005.

Exhibit 5.1

4. We note the disclosure that this opinion speaks as of the date thereof (i.e., November 15, 2005). Please note that your legal opinion must speak as of a date reasonably close to the date of effectiveness. In this regard, please revise to delete this qualification from the opinion or confirm that a newly dated opinion will be filed prior to requesting acceleration of the effectiveness of this registration statement.

5. We note that the legal opinion assumes "the receipt by the Company of the consideration for the Shares specified in the resolutions of the Board of Directors referred to in Paragraph 4 above." Your assumption as to this factual matter should be eliminated, as the opinion appears to be conditioned upon a factual matter that may be readily ascertained. We would not object if counsel indicates that it relied upon an officer's certificate with respect to facts necessary for its opinion. Please revise.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: <u>Via Facsimile (202) 637-5910</u>
        Steven Kaufman, Esq.
        Hogan & Hartson, L.L.P.
        Telephone: (202) 637-5736